March 17, 2014

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:                             Q2 Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-193911)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Q2 Holdings, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-193911) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective at 4:00 p.m., Eastern Time, on March 19, 2014, or as soon thereafter as practicable.  The undersigned, as Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Additionally, we hereby advise you that, as of the date hereof, approximately 4,500 copies of the Preliminary Prospectus dated March 6, 2014 and included in Amendment No. 2 to the above-referenced Registration Statement, have been distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.

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The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

J.P. Morgan Securities LLC
Stifel, Nicolaus & Company, Incorporated
As representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Chris Roberts
	Name:	Chris Roberts
	Title:	Managing Director

STIFEL, NICOLAUS & COMPANY,
INCORPORATED

By:	/s/ Keith Lister
	Name:	Keith Lister
	Title:	Managing Director